Mail Stop 4561

September 16, 2009

Geoff Williams
President
Greyhound Commissary, Inc.
19 East 200 South, Suite #1080
Salt Lake City, Utah 84111

Dear Williams:

      We have completed our review of your Item 4.01 Form 8-K/A filed on September 4, 2009 and your response letter filed on September 11, 2009 in response to the issues raised in our letter dated September 1, 2009 and do not, at this time, have any further comments.

Sincerely,


Craig Wilson
Senior Assistant Chief Accountant